[LETTERHEAD OF CLIFFORD CHANCE US LLP]

September 21, 2009

VIA EDGAR AND OVERNIGHT MAIL

Sonia G. Barros, Esq.

Stacie Gorman, Esq.

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3010 Washington, D.C. 20549

Re:	Apollo Commercial Real Estate Finance, Inc.
Amendment No. 5 to Registration Statement on Form S-11
Filed September 21, 2009
File No. 333-160533

Dear Ms. Barros and Ms. Gorman:

On behalf of our client, Apollo Commercial Real Estate Finance, Inc., a Maryland corporation (the “Company”), we are transmitting for filing pursuant to the Securities Act of 1933, as amended (the “Securities Act”), Amendment No. 5 (“Amendment No. 5”) to the Registration Statement on Form S-11 (File No. 333-160533) (the “Registration Statement”), filed by the Company on July 10, 2009, and the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter to John J. Suydam of ACREFI Management, LLC, dated September 18, 2009.

For convenience of reference, each Staff comment contained in your letter is reprinted below in italics, numbered to correspond with paragraph numbers assigned in your September 18, 2009 comment letter, and is followed by the corresponding response of the Company. All page references in the responses are to pages of the marked version of Amendment No. 5.

We have provided each of you, Wilson Lee, Cicely Lamothe and Rochelle Plesset, a courtesy copy of this letter and two courtesy copies of Amendment No. 5 filed by the Company on the date hereof, one copy of which has been marked to reflect changes made to the Registration Statement filed with the Commission on September 17, 2009. Capitalized terms used and not otherwise defined in the response letter that are defined in the Registration Statement shall have the meanings set forth in the Registration Statement.

General Comments

1.	Prior to the effectiveness, please provide either a copy of the letter from the Financial Industry Regulatory Authority (“FINRA”) or a telephone call to inform us that FINRA has finished its review and has no additional concerns with respect to the underwriting arrangements.

We confirm that we will either provide a copy of the letter from FINRA or a telephone call to inform the Staff that FINRA has finished its review and has no additional concerns with respect to the underwriting arrangements.

Summary Risk Factors, page 11

2.	In response to comment 10 of our letter dated August 7, 2009, you revised your disclosure to state: “Until our portfolio of assets generates sufficient income and cash flow, we may be required to sell assets, borrow funds or use a portion of the net proceeds from this offering and the concurrent private placement to make quarterly distributions to our stockholders.” We note that you revised this risk factor in Amendment 3. We therefore reissue our original comment. Please add a summary risk factor to disclose that you may pay distributions from offering proceeds, borrowings, or the sale of assets to the extent distributions exceed earnings or cash flows from operations.

In response to the Staff’s comment, the Company has revised the disclosure under the caption “Prospectus summary—Summary risk factors” on page 12 to disclose that the Company may sell assets, borrow funds or make a portion of distributions in the form of a taxable stock distribution or distribution of debt securities or utilize the net proceeds of the offering and the concurrent private placement to fund its distributions.

Sonia G. Barros, Esq. Stacie Gorman, Esq. United States Securities and Exchange Commission	September 21, 2009 Page 2

Exhibit 3.1

3.	We note your response to comment 3 of our letter dated September 9, 2009. In response to our comment, you state that you have filed the Articles of Amendment and Restatement of Apollo Commercial Real Estate Finance, Inc. However, it appears that you have only filed the Form of Articles rather than the effective articles. Please file your original effective articles of incorporation or file the effective Articles of Amendment and Restatement prior to effectiveness and revise the exhibit index.

In response to the Staff’s comment, the Company has refiled the effective Articles of Amendment and Restatement.

Exhibits

4.	Please file all remaining exhibits promptly. Please note that we will need time to review the remaining exhibits and may have further comments.

In response to the Staff’s comment, the Company has filed all of the remaining exhibits.

* * * * * * *

Sonia G. Barros, Esq. Stacie Gorman, Esq. United States Securities and Exchange Commission	September 21, 2009 Page 3

We thank the Staff for its attention to the Company’s filing and we look forward to hearing from you regarding Amendment No. 5 to the Registration Statement. If you have any questions or comments regarding the foregoing, or have additional questions or comments, please contact the undersigned at 212-878-8527 or Andrew S. Epstein at 212-878-8332.

Very truly yours,

/S/ JAY L. BERNSTEIN
Jay L. Bernstein

cc:	Securities and Exchange Commission

Wilson Lee

Cicely Lamothe

Rochelle Plesset

ACREFI Management, LLC

John J. Suydam

Latham & Watkins LLP

Raymond Y. Lin

Dennis Lamont

Clifford Chance US LLP

Andrew S. Epstein